CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **69144**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** AND ENDING **12/31/16**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRITICAL TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W. 45TH STREET, STE. 401
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Meyer   **646-502-5795**
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – if individual, state last, first, middle name)

132 Nassau Street	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form

OATH OR AFFIRMATION

I, __Steven Meyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CRITICAL TRADING, LLC , as

of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

☞

Managing Member

Title



Notary Public

DONALD J CALLAHAN III
Notary Public
State of New Jersey
My Commission Expires Dec 3, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	107,268
Securities owned, at market value		44,234,415
Fixed assets less accumulated depreciation of $22,649		12,824
Prepaid expenses		6,480
Other assets		50,000
TOTAL ASSETS	$	44,410,987

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market	$	21,814,964
Due to clearing broker		14,330,362
Due to related party		2,002,363
Accrued expenses		174,027
Accounts payable		27,152
TOTAL LIABILITIES		38,348,868
Commitments and contingencies		
Member's equity		6,062,119
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	44,410,987

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading LLC, a Delaware limited liability company (the "Company"), formed in 2012, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE ARCA Exchange and the BATS Exchange.

Nature of Business

The Company is engaged in securities trading and market making.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market trade date basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fixed Assets and Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3-7 years on a straight line basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2016.

Securities long		Fair Value	Fair Value Hierarchy
Stocks	$	24,892,806	Level 1
Options		19,341,609	Level 1
	$	44,234,415	
Securities sold short			
Stocks	$	5,232,165	Level 1
Options		16,582,799	Level 1
	$	21,814,964	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes is the responsibility of the Company's Member under a limited liability corporation.

NOTE 5 – FIXED ASSETS

Major classifications of Fixed Assets, as of December 31, 2016 are summarized as follows:

Computer Equipment	$	35,473
		35,059
Less: Accumulated Depreciation		(22,649)
	$	12,824

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $ 4,691,429 at December 31, 2016 which exceeded the regulatory requirement of $146,904 by $4,544,525. The ratio of aggregate indebtedness to net capital was 0.0346 to 1 at December 31, 2016.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has received a $2,000,000 loan from its sole member, Critical Holdings LLC. The loan matures March 31, 2017. Interest is equal to the applicable Federal short term rate and is payable on maturity date.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 15, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Critical Trading, LLC
120 W 45th Street –Suite 401
New York, NY 10036

We have audited the accompanying statement of financial condition of Critical Trading, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Critical Trading, LLC, as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 15, 2017